FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2015

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                  No ☒

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of March 2015 and incorporated by reference herein is the Registrant's immediate report dated March 12, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:  /s/ Guy Bernstein

Guy Bernstein CEO

dated:  March 12, 2015

PRESS RELEASE

Formula Systems Reports Results for Fourth Quarter and Full Year of 2014 with Annual Net Income of $75.1 Million

Net income for the fourth quarter amounted to $8.8 million

Or Yehuda, Israel, March 12, 2015 – Formula Systems (1985) Ltd.  (NASDAQ: FORTY) a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions, today announced its results for the fourth quarter and full year ended December 31, 2014.

Financial Highlights for the Fourth Quarter Ended December 31, 2014

•	From August 21, 2014 through December 23, 2014, Formula purchased an aggregate of 1,545,802 common shares of Sapiens International Corporation N.V. through broker-initiated and private transactions for an aggregate purchase price of $11.9 million; pursuant to which Formula’s holdings in Sapiens were increased to 50.2%.

As a result of Formula’s gaining of control in Sapiens, Formula’s investment in Sapiens (which until then was measured under the equity method of accounting) was consolidated in Formula’s closing balances as of December 31, 2014. The gain recognized in relation to the consolidation of Sapiens and the related re-measurement of the investment to fair value amounted to $4.2 million and is presented in the income statement as “equity in gains of affiliated companies, net.”

•	Net income for the fourth quarter of 2014 amounted to $8.8 million, or $0.60 per fully diluted share, compared to $66.4 million, or $4.65 per fully diluted share, in the same period last year. Net income for the fourth quarter showed a year over year decrease due to the gain recognized in the same period last year in the amount of $61.2 million in relation to Sapiens’ November 2013 follow-on public offering pursuant to which Formula's holdings in Sapiens were reduced below 50% which resulted with Formula's investment in Sapiens to be accounted from that day on under the equity method of accounting and the related re-measurement to fair value of Formula’s investment in Sapiens.

•	Revenues for the fourth quarter of 2014 amounted to $162.0 million. Revenues for the fourth quarter showed a year over year decrease due to the deconsolidation of Magic's and Sapiens' results of operations, which were previously consolidated during the fourth quarter of 2013, and which continued to be accounted in 2014 under the equity method of accounting. Formula's comparable non-GAAP pro-forma revenues, had it entirely consolidated Magic's and Sapiens' results of operations in the fourth quarters of both 2014 and 2013, would have totaled $246.3 million, compared to $226.8 million in the same period last year, reflecting a year over year increase of 8.6%.

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•	Operating income for the fourth quarter of 2014 amounted to $9.8 million, compared to $17.4 million in the same period last year. Operating income for the fourth quarter showed a decrease due to the deconsolidation of Magic's and Sapiens' results of operations, which were previously consolidated during the fourth quarter of 2013. Formula's comparable non-GAAP pro-forma operating income had it entirely consolidated Magic's and Sapiens' results of operations for the fourth quarters of both 2014 and 2013 would have totaled $18.4 million, compared to $19.1 million in the same period last year, reflecting a year over year decrease of 3.3%.

•	As of December 31, 2014, Formula held 50.2%, 50.2% and 45.1% of the outstanding ordinary shares of Matrix, Sapiens and Magic respectively.

Financial Highlights for the Year Ended December 31, 2014

•	Net income for the year ended December 31, 2014 amounted to $75.1 million, or $5.19 per fully diluted share, compared to $80.7 million, or $5.68 per fully diluted share, in the same period last year. Net income for the year 2014 was positively impacted by a net gain of $61.4 million recorded in relation to Magic Software’s March 2014 follow-on public offering pursuant to which Formula's holdings in Magic were reduced below 50% which resulted with Formula's investment in Magic to be accounted from that day on under the equity method of accounting and the related re-measurement to fair value of Formula’s investment in Magic and a net gain of $4.2 million recorded in relation to Formula’s gaining control in Sapiens, offset by a $4.9 million loss recorded under the equity method of accounting as a result of the decrease of approximately 1.7% of Formula’s beneficial ownership percentage in Sapiens during 2014 due to the exercise of employee stock-based compensation and warrants and net loss of $3.9 million recorded under the equity method of accounting related to amortization of identifiable intangible assets. Net income for the year 2013 was positively impacted by a gain in the amount of $61.2 million in relation to Sapiens’ November 2013 follow-on public offering, which resulted in related re-measurement to fair value of Formula investment in Sapiens.

•	Revenues for the year ending December 31, 2014 amounted to $636.4 million compared to $795.9 million in the same period last year. Revenues showed a year over year decrease due to the deconsolidation of Magic's and Sapiens' results of operations, which were previously consolidated during the same period in 2013. Formula's comparable non-GAAP pro-forma revenues, had it continued to consolidate Magic's and Sapiens' results of operations for the years 2014 and 2013, would have totaled $930.8 million, compared to $814.0 million in the same period last year, reflecting a year over year increase of 14.3%.

•	Operating income for the year ending December 31, 2014 amounted to $35.0 million compared to $60.7 million in the same period last year. Operating income showed a year over year decrease due to the deconsolidation of Magic's and Sapiens' results of operations, which were previously consolidated during the same period in 2013. Formula's comparable non-GAAP pro-forma operating income, had it continued to consolidate Magic's and Sapiens' results of operations for the years 2014 and 2013, would have totaled $66.7 million, compared to $62.4 million in the same period last year, reflecting a year over year increase of 6.9%.

•	Consolidated cash, short-term deposits and short-term and long-term investments in marketable securities totaled approximately $163.4 million as of December 31, 2014. Formula’s stand-alone net debt as of December 31, 2014 amounted to $26.9 million.

•	Total equity as of December 31, 2014 was $648.8 million, representing 58% of Formula's total assets.

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Comparative Information Relating to Subsidiaries and Affiliates

U.S. dollars in thousands

Matrix	2010	2011	2012	2013	2014
Revenues	407,052	489,426	513,181	534,792	586,618
Operating Income	31,523	33,240	34,559	38,609	37,844
Consolidated cash, short-term deposits and short-term and long-term investments in marketable securities as of December 31,	72,636	65,038	55,137	60,632	57,318
Formula's percentage of ownership as of December 31,	50.1%	50.0%	50.1%	50.1%	50.2%

Magic Software	2010	2011	2012	2013	2014
Revenues	88,578	113,328	126,380	144,958	164,304
Operating Income	9,338	14,717	16,408	19,127	20,726
Cash and cash equivalents as of December, 31	43,661	32,122	38,634	35,988	84,430
Formula's percentage of ownership as of December 31,	51.7%	51.1%	52.3%	51.6%	45.1%

Sapiens	2010	2011	2012	2013	2014
Revenues	52,235	69,927	113,909	135,377	157,450
Operating Income	6,711	5,624	12,045	11,883	14,906
Cash and cash equivalents as of December, 31	16,182	21,460	29,050	70,313	80,498
Formula's percentage of ownership as of December 31,	71.6%	47.3%	56.6%	48.6%	50.2%

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are pleased with our financial performance in 2014 and growth prospects for 2015 across our portfolio. Matrix finished both the year and the fourth quarter with record revenues. Despite the challenging local economy, Matrix increased annual operating profit by 3.9% and net profit by 4.8% (measured based on local currency). Matrix continues to adapt itself to fast-changing technology and market environments, including the transition to digital, mobile and cloud, by expanding its presence in the Americas, and through organic growth, mergers and acquisitions, and the creation of new ventures. Sapiens concluded 2014 with a solid revenue increase driven by growth in all its products and across all its geographic regions, with revenues increasing by 16.3% to a record-breaking $157.5 million, meeting its annual revenue guidance. It also demonstrated sequential improvements in operating margin during each quarter of the year. Having enhanced its products and sales and marketing organization, Sapiens is strengthening its reputation as a provider of innovative insurance software solutions. By focusing on growth areas, Sapiens is well positioned to continue its growth trajectory and has given guidance for double-digit growth in the range of $174 to $178 million for 2015 and anticipates operational margins in the range of 12-13% for the full year 2015. Magic enjoyed its fifth year of record-breaking revenues and operating results in 2014, coming in at the top end of its revenue guidance at $164.3 million for the year. Magic experienced growth across all revenue streams, including software and licenses, maintenance and professional services. Despite being hit by foreign currency devaluations, Magic was able to maintain business operational margins in the range of 16%. With a healthy cash balance, Magic is well-positioned to capitalize on opportunities to accelerate growth both organically, by enabling enterprises to leverage their business-critical legacy systems as they transition to enterprise mobility and cloud-based operations, and through new business acquisitions.”

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About Formula
Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended		Three months ended
	December 31,		December 31,
	2014	2013	2014	2013
	Unaudited		Unaudited
Revenues	636,417	795,881	162,048	208,668
Cost of revenues	530,083	603,080	137,015	157,847

Gross profit	106,334	192,801	25,033	50,821
Research and development costs, net	787	14,168	-	2,309
Selling, general and administrative expenses	70,517	117,877	15,240	31,107
Other income (expenses), net	5	(14)	1	(16)

Operating income	35,035	60,742	9,794	17,389

Financial expenses, net	(4,866)	(6,236)	(183)	(1,223)

Income before taxes on income	30,169	54,506	9,611	16,166
Taxes on income	10,074	8,728	2,944	3,087

Income after taxes	20,095	45,778	6,667	13,079
Equity in gains of affiliated companies, net	68,818	60,683	5,427	60,774

Net income	88,913	106,461	12,094	73,853
Change in redeemable non controlling interests	54	1,735	(426)	(10)
Net income attributable to non-controlling interests	13,798	24,039	3,710	7,512

Net income attributable to Formula's shareholders	75,061	80,687	8,810	66,351

Earnings per share (basic)	5.38	5.88	0.63	4.79
Earnings per share (diluted)	5.19	5.68	0.60	4.65

Number of shares used in computing earnings per share (basic)	13,929,326	13,724,652	13,981,956	13,841,609
Number of shares used in computing earnings per share (diluted)	14,408,115	14,122,779	14,410,160	14,235,370

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FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2014	2013
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	107,416	82,123
Marketable securities	15,784	17,956
Short-term deposit	6,454	672
Trade receivables	191,995	193,582	*
Other accounts receivable and prepaid expenses	36,487	36,488	*
Inventories	2,259	2,407
Total current assets	360,395	333,228

LONG-TERM INVESTMENTS:
Marketable securities	33,748	520
Deferred Taxes	14,317	13,152
Prepaid expenses and other accounts receivable	8,599	8,761
Total Long-Term Investments	56,664	22,433

INVESTMENTS IN AFFILIATED COMPANIES	169,143	161,501

SEVERANCE PAY FUND	65,322	68,148

PROPERTY, PLANTS AND EQUIPMENT, NET	19,879	19,408

NET INTANGIBLE ASSETS AND GOODWILL	444,709	267,077

TOTAL ASSETS	1,116,112	871,795

CURRENT LIABILITIES:
Liabilities to banks	41,818	35,636
Trade payables	52,335	52,645
Deferred revenues	35,068	28,454
Other accounts payable	94,573	89,670
Dividend payable	7,876	4,565
Total current liabilities	231,670	210,970

LONG-TERM LIABILITIES:
Liabilities to banks and others	108,203	62,447
Deferred taxes	27,034	8,157
Deferred revenue	5,025	4,990
Other long-term payables	7,124	4,289
Accrued severance pay	77,948	81,258
Total long-term liabilities	225,334	161,141

REDEEMABLE NON-CONTROLING INTEREST	10,313	23,529

EQUITY
Formula shareholders' equity	382,884	319,341	*
Non-controlling interests	265,911	156,814	*
Total equity	648,795	476,155

TOTAL LIABILITIES AND EQUITY	1,116,112	871,795

*)	Restated due to a misstatement in revenues in Matrix during 2009 until 2013 (Decreasing revenues in 2011, 2012 and 2013 by $1.7, $1.8 and $0.8 million respectively; Decreasing Formula shareholders' net income in 2011, 2012 and 2013 by $0.7, $0.7 and $0.3 million respectively).

Following is the effect on the consolidated condensed balance sheet:

As of December 31, 2013
	As previously reported	Adjustment	As adjusted
Trade receivables	201,144	(7,562)	193,582
Other accounts receivable	34,609	1,879	36,488
Formula shareholders' equity	322,185	(2,844)	319,341
Non-controlling interests	159,653	(2,839)	156,814

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